FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building

8 Jian Guo Men Bei Street

Dongcheng District, Beijing, People’s Republic of China 100005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Notice of Annual General Meeting of Shareholders and Proxy Statement for 2005 Annual General Meeting	Exhibit 99.1

Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.2

Form of Voting Instruction Card to Citibank, N.A. for Holders of American Depositary Shares	Exhibit 99.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Jesse Liu
Name:	Jesse Liu
Title:	Chief Financial Officer

Date: September 12, 2005

Exhibit 99.1

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street

Beijing 100005, the People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 12, 2005

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of Hurray! Holding Co., Ltd. will be held on October 12, 2005 at 9:00 a.m., Beijing time, at our principal executive offices at Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Beijing, 100005, the People’s Republic of China, for the following purposes:

1.	To designate the number of directors in three classes of directors, and re-elect eight directors to serve for the respective term of office of the class to which the nominee is elected and until their successors are elected and duly qualified.

2.	To appoint Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of Hurray! Holding Co., Ltd. for the fiscal year ending December 31, 2005.

3.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on August 15, 2005 are entitled to vote at the annual general meeting.

FOR THE BOARD OF DIRECTORS

Qindai Wang
Chairman of the Board of Directors, President and Chief Executive Officer

Beijing, China

August 24, 2005

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

HURRAY! HOLDING CO., LTD.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on October 12, 2005 at 9:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our principal executive offices at Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Beijing, 100005, the People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about August 24, 2005.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Jesse Liu, our Chief Financial Officer, if you hold our ordinary shares, or to Citibank N.A., if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on August 15, 2005 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of August 15, 2005, 2,197,463,340 of our ordinary shares, par value US$0.00005 per share, were issued and outstanding, of which approximately 999,442,900 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares entitled to vote at the meeting will constitute a quorum.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only Citibank N.A. may vote those shares at the annual general meeting.

Citibank N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Citibank N.A. from a holder of ADSs by October 4, 2005 at 10:00 a.m., New York time, Citibank N.A. will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2006 annual general meeting must be received by January 23, 2006 at Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Beijing, 100005, the People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1

ELECTION OF DIRECTORS

The company’s Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes, designated Class I, Class II and Class III, as nearly equal in number as the total number of directors permits. At the 2005 annual general meeting, Class I directors will be elected to a one-year term, Class II directors will be elected to a two-year term and Class III directors will be elected to a three-year term. At each succeeding annual general meeting of shareholders, successors to the class of directors whose term expires at that annual meeting will be elected to a three-year term. The board of directors, subject to the approval of the company’s shareholders, has determined that Class I will consist of three (3) directors, Class II will consist of three (3) directors and Class III will consist of two (2) directors. The board of directors has nominated all of our eight current directors for re-election at the 2005 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders at which such director’s class is subject to re-election and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. All of the nominees have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named below. The board has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of July 31, 2005, the principal positions with our company held by them and their respective class designation and next term of office are as follows:

Name	Age	Position	Class	New Term of Office
Qindai Wang	40	Chairman of the Board, President and Chief Executive Officer	Class I	1 year
Jesse Liu	42	Director, Senior Vice President and Chief Financial Officer	Class I	1 year
Robert Mao (1)(2)(3)	61	Director	Class I	1 year
Daniel Auerbach	46	Director	Class II	2 years
Scott Bonham (1)(2)(3)	43	Director	Class II	2 years
Songzuo Xiang	39	Director	Class II	2 years
Shudan Zhang	45	Director	Class III	3 years
Alan Powrie (1)(2)(3)	54	Director	Class III	3 years

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating committee.

Directors Nominated for Election at the Annual General Meeting

Qindai Wang. Mr. Wang has served as our President, Chief Executive Officer and Chairman of the Board since June 2001. From December 1999 to February 2001, Mr. Wang was President of AsiaInfo Technologies (China), the Chinese operating subsidiary of AsiaInfo Holdings, Inc. and a leading provider of telecom network integration and software solutions in China. Previously, Mr. Wang worked at Nortel Networks (China) from 1996 until 1999 as General Manager of the China Telecom account at Nortel. He served as Regional Director at Lucent Technologies (China) from 1995 to 1996 and as a Senior Group Manager at AT&T China from 1989 to 1995. Mr. Wang holds a Bachelor of Science degree in Engineering from the Chengdu Institute of Telecommunications Engineering.

Jesse Liu. Mr. Liu has served as a director and as our Senior Vice President and Chief Financial Officer since June 2001. Previously, Mr. Liu was the Vice President of Marketing at AsiaInfo Technologies (China) from July 1999 to August 2000. He served as the Business Development Director at Lucent Technologies for the North American market from 1995 to 1999 and as a Marketing Manager at AT&T Network Systems for Greater China from 1990 to 1995. Mr. Liu holds a Master of Business Administration degree from Columbia University, a Master of Science degree in Engineering from Iowa State University and a Bachelor of Science degree in Engineering from Tongji University.

Robert Mao. Mr. Mao has served on our board since March 2003. He is the current President and Chief Executive Officer of Nortel Networks (China), Ltd., a position that he has held since September 1997. Formerly, Mr. Mao was the President for the Greater China region at Alcatel and was also the President and Chief Executive Officer of Alcatel Taisel, a Taiwan industrial unit that designs, manufactures and sells telecommunication network products. Mr. Mao is presently on the board of the U.S. China Business Council and the board of Winbond Electronics Corp., a Taiwan-listed public company. Mr. Mao holds a Master degree in Management from the Massachusetts Institute of Technology as well as a Master of Science degree in Engineering and a Bachelor of Science degree in Engineering from Cornell University.

Daniel Auerbach. Mr. Auerbach has served on our board since March 2003. Since late 1994, Mr. Auerbach has been Managing Director of the two principal companies responsible for Fidelity Investments’ venture capital funds based in Hong Kong. From 1987 to 1994, he was a partner at Arral and Partners (Asia) Limited, a venture capital firm based in Hong Kong, and general manager of one of its portfolio companies. From 1981 to 1985, Mr. Auerbach was employed in the equity research department of Fidelity Investments in Boston. Currently, Mr. Auerbach is on the board or on the advisory board of the following Asia-based companies on behalf of Fidelity Investments: Asia Renal Care Ltd., the Nusantara II private equity fund and its related management company Teak II, Alibaba.com Inc., Myinternet Pty, Intrinsic Holdings Ltd. (in an observer capacity), BMI Asia Ltd., Codent Networks Inc., Lattice Ltd. and Dianji Technology Holdings Ltd. Mr. Auerbach holds a Master of Business Administration degree from the Harvard Graduate School of Business as well as a Bachelor of Arts degree from Dartmouth College.

Scott Bonham. Mr. Bonham has served on our board since June 2003. He is a co-founder and Managing Director of Granite Global Ventures, an expansion stage venture capital firm focused on information technology and healthcare investments in the U.S. and Asia. From 1996 to 2000, Mr. Bonham held positions at The Capital Group Companies, Inc., including Vice President. From 1992 to 1996, Mr. Bonham held a product line manager position at Silicon Graphics Inc. Prior to that he worked as a consultant at Booz, Allen & Hamilton Inc. and as a systems engineer at General Motors. Mr. Bonham is presently on the board of Guava Technologies and Ageia Technologies. He holds a Master of Business Administration degree from the Harvard Graduate School of Business as well as a Bachelor of Science degree in Electrical Engineering from Queen’s University (Canada).

Songzuo Xiang. Dr. Xiang has served on our board since July 2000. He was a visiting scholar at Columbia University from May 1999 to July 2000, and at Cambridge University from October 1998 to May 1999. He previously worked at the People’s Bank of China, Shenzhen branch, as the Deputy Director of the Fund Planning Department from 1995 to 1998 and as the Director of the Non-Performing Loan Management Department from 1996 to 1998. Dr. Xiang was formerly an investment manager at Shenzhen Resources & Property Development (Group) Ltd. from 1993 to 1995. He holds a Master of International Affairs degree from Columbia University, a Ph.D in Economics and a Master in Management Science degree from Renmin University of China, and a Bachelor degree in Mechanical Engineering from HuaZhong University of Science and Technology.

Shudan Zhang. Mr. Zhang has served on our board since 2000. From 1995 to 1999, he served as Vice President of Sales and Marketing at UTStarcom. Formerly, from 1991 to 1995, he served as Vice President of Sales and Marketing at Starcom, a company which he also co-founded. Mr. Zhang holds a Bachelor of Science degree from Beijing Polytechnic University.

Alan Powrie. Mr. Powrie has served on our board since July 2004. Mr. Powrie was a partner with Deloitte Touche Tohmatsu, Hong Kong, until his retirement in September 2000. Mr. Powrie joined Deloitte Touche Tohmatsu in 1971 and has worked with that firm in the United Kingdom, United States, Hong Kong and China. Mr. Powrie holds a Bachelor of Laws degree from the University of Edinburgh and is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Institute of Certified Public Accountants.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Relationships among Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of our company.

Meetings and Committees of the Board of Directors

During the year 2004, our board met in person or passed resolutions by unanimous written consent 23 times. Except for Alan Powrie, who joined our company in July 2004, all of the directors who were serving in office during 2004 attended at least 75% of all the meetings of our board and its committees on which such director served after becoming a member of our board. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

Our board has three committees, the audit committee, the compensation committee and the nominating committee.

In 2004, our audit committee held two formal meetings. Before July 9, 2004, the members of our audit committee were Jesse Liu, Benson Tam and Tina Ju and thereafter were changed to Robert Mao, Scott Bonham and Alan Powrie in order to satisfy the “independence” and financial literacy requirements of the National Association of Securities Dealers’ listing standards. Our board has also concluded that Mr. Alan Powrie meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission, or the SEC.

Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

Our compensation committee held one meeting in 2004. Before July 9, 2004, the members of our compensation committee were Qindai Wang, Daniel Auerbach and Robert Mao and thereafter were changed to Robert Mao, Scott Bonham and Alan Powrie to satisfy the “independence” requirements of the National Association of Securities Dealers’ listing standard. The compensation committee’s functions are to review and make recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee administers our incentive compensation plans and equity-based plans (but our board retains authority to administer those plans).

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Our nominating committee held one meeting in 2004. The nominating committee is responsible for the assessment of the performance of the board and considering and making recommendations to the board with respect to the nominations or elections of directors.

Compensation of Directors and Executive Officers

In 2004, the compensation paid to our directors and executive officers was as follows:

	Annual Compensation
Name	Salary	Bonus	Ordinary Shares Underlying Options	Other Annual Compensation(1)	All Other Compensation
			(in U.S. dollars)
Qindai Wang	$72,290	—	—	$77,710	—
Jesse Liu	$72,290	—	—	$47,710	—
Ping Ji	$72,290	—	—	$47,710	—
Fan Yang	$72,290	—	—	$47,710	$2,380	(2)
Jieqiang Li	$72,290	—	—	$47,710	—
Haoyu Yang	$72,290	—	—	$47,710	—
Songzuo Xiang(3)	$57,830	—	—	$22,170	—
Alan Powrie	$17,500	—	—	—	—

(1)	Represents amounts paid for reimbursement of housing expenses.
(2)	Represents payments statutorily required under Chinese law for health insurance premiums.
(3)	Dr. Xiang received compensation in connection with his position as Chairman of Hurray! Solutions Ltd.

We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Upon the written request by a director or officer, we will, within 30 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses. We also purchased director and executive officer insurance for our directors and executive officers with limited liability of US$20,000,000.

Legal Proceedings

We are not currently a party to any material litigation and are not aware of any pending or threatened litigation.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board concurs, that Deloitte Touche Tohmatsu CPA Ltd. be appointed as our independent auditors for the year ending December 31, 2005. Deloitte Touche Tohmatsu CPA Ltd. has served as our independent auditors since 2001.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of Deloitte Touche Tohmatsu CPA Ltd. is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

DELOITTE TOUCHE TOHMATSU CPA LTD. AS OUR INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2005.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of July 31, 2005 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.

As of July 31, 2005, 2,197,463,340 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% and above Shareholders
Fidelity Greater China Ventures Fund L.P., 17/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong(1)	276,141,800	12.6%
Granite Global Ventures (Q.P.) L.P., 2494 Sand Hill Road, Suite 201, Menlo Park, California 94025(2)	121,620,180	5.5
Wealthy Fountain Ltd. Beifang Lu, #225-2-404 Huizhongli, Chaoyang District, Beijing, China(3)	74,820,340	3.4

Executive Officers and Directors(4)
Pleasant Season Ltd./Qindai Wang(5)	196,674,160	9.0
Jesse Liu(6)	105,823,560	4.8
Robert Mao(7)	2,000,000	*
Daniel Auerbach(8)	276,141,800	12.6
Scott Bonham(9)	121,620,180	5.5
Xero Holdings Ltd./Songzuo Xiang(10)	124,960,320	5.7
Shudan Zhang	134,564,340	6.1
Alan Powrie(11)	600,000	*
Demi Venture Ltd./Jieqiang Li(12)	86,804,460	4.0
Harrison Youth Ltd./Haoyu Yang(13)	87,691,300	4.0
All current directors and executive officers as a group (10 persons)(14)	1,136,880,120	51.7%

(1)	Fidelity Greater China Ventures Fund L.P., or Fidelity China, is an investment fund, the general partner of which is FIL Greater China Ltd. The general partner has delegated the power to manage the investment portfolio of Fidelity China on a sole and discretionary basis to Fidelity International Limited, or FIL, which provides investment advisory and management services. FIL is the ultimate direct parent of the general partner of Fidelity China.

(2)	Includes 2,043,220 ordinary shares held by Granite Global Ventures L.P., or Granite. Granite is the general partner of Granite Global Ventures (Q.P.) L.P., which is an investment fund. Granite has four managing directors: Scott Bonham, Joel Kellman, Hany Nada and Thomas Ng.
(3)	Represents ordinary shares beneficially owned by Mr. Beifang Lu through a revocable trust in which he retains voting and dispositive power over such shares, and includes 19,537,340 ordinary shares beneficially owned by Mr. Lu’s spouse, Yong Feng Wang, through an irrevocable trust in the name of Top Pinnacle Ltd. Ms. Wang retains voting and dispositive power over such shares.
(4)	The address of our executive officers and directors is c/o Hurray! Holding Co., Ltd., Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Dongcheng District, Beijing, 100005, People’s Republic of China.
(5)	Represents shares beneficially owned by Mr. Wang through a revocable trust in which he retains voting and dispositive power over such shares.
(6)	Includes 52,911,780 ordinary shares beneficially owned by Mr. Liu’s spouse, Carol Ng, through a irrevocable trust in the name of Olympia Hills Ltd. Ms. Ng retains voting and dispositive power over those shares in trust.
(7)	Represents ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of July 31, 2005. All of the options have an exercise price of $0.0705 per ordinary share and an expiration date of June 30, 2013.
(8)	Represents ordinary shares held by Fidelity Greater China Ventures Fund L.P. Mr. Auerbach is employed by that entity and disclaims beneficial ownership of such shares.
(9)	Represents ordinary shares beneficially owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Mr. Bonham is a managing director of Granite Global Ventures (Q.P.) L.P. and disclaims beneficial ownership of such shares.
(10)	Represents ordinary shares beneficially owned by Dr. Xiang through a revocable trust in which he retains voting and dispositive power over such shares.
(11)	Represents ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of July 31, 2005. All of the options have an exercise price of $0.1025 per ordinary share and an expiration date of January 1, 2014.
(12)	Represents ordinary shares beneficially owned by Mr. Li through a revocable trust in which he retains voting and dispositive power over such shares.
(13)	Represents ordinary shares beneficially owned by Dr. Yang through a revocable trust in which he retains voting and dispositive power over such shares.
(14)	Includes 2,600,000 ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of July 31, 2005.

Employment Agreements

We have entered into employment, invention assignment and confidentiality, and non-compete agreements with each of our executive officers as described below.

These employment agreements provide that our obligations to compensate each officer will terminate if that officer resigns other than for a good reason or is discharged by us for cause or gross negligence, as determined by a majority of our board of directors. However, if an officer is terminated without cause or resigns for good reason, we are obligated to provide severance compensation equivalent to six months of the officer’s annual gross base salary to that officer.

The term “cause” includes actions by the officer involving:

•	dishonesty,

•	fraud,

•	breach of trust,

•	physical harm to any person,

•	breach of the employment agreement, or

•	other similar conduct.

The term “good reason” includes:

•	changes in the officer’s position, which materially reduce his level of responsibilities, duties or stature, or

•	a reduction in the officer’s compensation.

The severance benefits include a payment by us equal to his monthly rate of annual gross base salary in effect immediately prior to his termination of employment, multiplied by six. The executive officers are also entitled to exercise their stock options which have vested at the time of the termination, if not for cause, for a period of thirty days thereafter (or such other period of time not exceeding three months as is determined by the board).

In addition, if a change of control occurs with respect to our company and an officer is terminated without cause or resigns for good reason prior to the later of May 5, 2006 or the date on which either our company or the officer elects not to extend the agreement further by giving written notice to the other party, then we will be obligated to pay severance benefits in an amount equal to the greater of six times the monthly rate of annual gross base salary in effect immediately prior to the termination of employment.

Under the invention assignment and confidentiality agreements, each officer agrees, among other things, to assign all rights in company-related inventions to us, and to keep our proprietary information confidential. The non-compete agreements prohibit each officer from being employed by, or participating in any manner in the management or operation of, any business that is or may reasonably become our competitor for a period of 12 months after termination of employment for any reason.

Option Grants in Last Fiscal Year

In 2004, none of our executive officers was granted any stock options to purchase our shares.

Related Party Transactions

We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times Communications (Beijing) Ltd. (“Hurray! Times”). To comply with ownership requirements under Chinese law which impose certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with five affiliated Chinese entities, Hurray! Solutions Ltd. (“Hurray! Solutions”), Beijing Cool Young Information Technology Co., Ltd. (“Beijing Cool Young”), Beijing WVAS Solutions Ltd. (“WVAS Solutions”), Beijing Enterprise Network Technology Co., Ltd. (“Beijing Network”), Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”), Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”) and Guangzhou Piosan Information Technology Co., Ltd. (“Guangzhou Piosan”) and their respective shareholders. We hold no ownership interest in our affiliated Chinese entities. Hurray! Solutions is 85% and 15% owned by our president and chief executive officer, Qindai Wang, and one of our shareholders, Songzuo Xiang, respectively. In turn, Hurray! Solutions has one subsidiary, Beijing Cool Young. We also have three other affiliated companies, Beijing Network, WVAS Solutions and Beijing Palmsky. Beijing Cool Young is 95% owned by Hurray! Solutions and 5% owned by Qindai Wang. Beijing Network is 50% and 50% owned by two individuals in China, Sun Hao and Wang Xiaoping, both of whom serve as vice presidents of Hurray! Solutions. WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by Messrs. Sun and Wang. Beijing Palmsky is 50% and 50% owned by two individuals in China, Wang Jianhua and Yang Haoyu, both of whom are our shareholders and vice presidents. Beijing Hutong is 50% and 50% owned by two individuals in China, Xu Wenqian and Cai Yi, both of whom are our employees. Guangzhou Piosan is 90% owned by Beijing Hutong, with the remaining 10% equally owned by Xu Wenqian and Cai Yi.

Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong and Guangzhou Piosan are variable interest entities under FASB Interpretation No. 46, and accordingly, are consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.

The principal terms of the agreements with our Chinese affiliates are described below.

Powers of Attorney. Except for Qindai Wang, each of the shareholders of our affiliated Chinese entities has irrevocably designated Qindai Wang, in his capacity as General Manager of Hurray! Times, as attorney-in-fact, to vote on their behalf at shareholders meetings on matters on which they are entitled to vote with respect to Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong and Guangzhou Piosan, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors of our affiliated Chinese entities. The term of each of the powers of attorney is ten years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.

Each such power of attorney by its terms is valid only for so long as the designated attorney-in-fact remains the general manager of Hurray! Times. If the attorney-in-fact ceases to be the general manager, the power of attorney will terminate automatically and the succeeding general manager shall be designated.

Operating Agreements. Through Hurray! Times, we may provide guarantees to our affiliated Chinese entities of their contracts, agreements or transactions with third parties, to the extent permitted under Chinese law. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable, which have not previously been encumbered by security interests. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by Hurray! Times as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept the guidance of Hurray! Times regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While Hurray! Times has the right to terminate all of its agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is ten years.

Exclusive Technical Consulting and Services Agreements. Through Hurray! Times, we provide our affiliated Chinese entities with exclusive technical support and related consulting and information services. We are the exclusive provider of these services. The initial term of these agreements is ten years. The service fees are subject to adjustment from time to time based on the services provided to our affiliated Chinese entities, up to amounts equaling all of these entities’ revenues.

Trademark, Domain Name and Software Transfer Agreements. Hurray! Solutions has entered into agreements to transfer to Hurray! Times its ownership rights in its domain names, some of which Hurray! Times has licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Each of WVAS Solutions, Beijing Cool Young, Beijing Palmsky, Beijing Network and Guangzhou Piosan has entered into agreements to transfer to Hurray! Times its ownership rights in its domain names and Hurray! Times has licensed back to each of them their respective domain names for use in their operations on a non-exclusive basis. Hurray! Solutions has transferred to Hurray! Times its ownership rights in its registered trademark of our corporate logo, which Hurray! Times has licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Beijing Palmsky also has entered into agreements to transfer to Hurray! Times its ownership rights in its games software, which Hurray! Times has licensed back for Beijing Palmsky’s use in its operations on a non-exclusive basis.

Trademark, Domain Name and Software License Agreements. Hurray! Times has granted to each of Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Palmsky, Beijing Network and Guangzhou Piosan a license to use certain of its domain names. Hurray! Times has also granted Hurray! Solutions a license to use its registered trademark of our corporate logo. The licensee of each of the licenses described above pays us a nominal annual license fee. In addition, Hurray! Times has granted Beijing Palmsky a license to use several games software for a nominal annual license fee. Each of these license agreements will terminate upon the earlier of ten years or the expiration of Hurray! Times’ right to use the relevant domain names and trademarks. Our affiliated Chinese entities cannot assign or transfer their rights under the licenses to any third party, and cannot promote or advertise the licensed trademarks in television, newspapers, magazines, the Internet or other public media without our prior written consent.

Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, our affiliated Chinese entities and each of their shareholders, we or our designee has an exclusive option to purchase from each of their shareholders all or part of each such shareholder’s equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.

Equity Interests Pledge Agreements. Each of the shareholders of our affiliated Chinese entities pledged their respective equity interests in such entities to guarantee the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, Hurray! Times is entitled to sell the equity interests held by such shareholders and retain the proceeds of such sale or require any of them to transfer to us their equity interest in the applicable affiliated entity.

We believe that the terms of these agreements are no less favorable to us than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of license fees paid by each entity. We believe that the individual shareholders of each entity will not receive any personal benefits from these agreements, except as shareholders of our company. As a result of the foregoing contractual arrangements, we effectively have financial control over our affiliated Chinese entities through our security interests over their assets, our ability to receive up to all of their revenue and our other rights described above. In turn, the general manager of Hurray! Times (currently Qindai Wang), who, as a matter of Chinese laws, is subject to the direction of Hurray! Times’ board of directors, maintains control over all voting matters involving our affiliated Chinese entities.

Other Related Party Transactions

Bit Tech, a former shareholder of Hurray! Solutions, provided guarantees to Hurray! Solutions’ borrowings in 2001 and 2002. Hurray! Solutions pledged certain fixed assets and revenues from certain value-added services to Bit Tech as a counter-guarantee for these guarantees provided by Bit Tech. Hurray! Solutions has repaid all the outstanding loans under those bank facilities. We do not expect to receive guarantees from Bit Tech for any of our borrowings, or provide Bit Tech with any counter-guarantees in the future.

Under a guarantee contract between Hua Xia Bank as creditor and each of Hurray! Times and Beijing Network as guarantor, each of Hurray! Times and Beijing Network guarantees Hurray! Solutions’ repayment of any loans it borrows from Hua Xia Bank between December 31, 2004 and December 31, 2005 in an amount up to RMB100.0 million ($12.0 million). As of July 31, 2005, Hurray! Solutions had no outstanding loans from Hua Xia Bank.

Two of our affiliated Chinese companies, Beijing Network and WVAS Solutions, have provided a loan to Mr. Qin Yu in the amount of RMB18.6 million ($2.3 million), in connection with our repurchase of all the ordinary shares we issued to Funway Holdings at the purchase price in an aggregate amount of $4.5 million. The loan was repaid in full in May 2005.

COMPENSATION COMMITTEE REPORT

OVERVIEW

The compensation committee of the board of directors (the “Committee”) reviews and makes recommendations to the board of directors regarding the compensation policies for our officers and all forms of compensation, and also administers the Company’s incentive compensation plans and equity-based plans (but the board of directors retains the authority to interpret those plans). During 2004, the Compensation Committee consisted of the following directors before July 9, 2004: Qindai Wang, Daniel Auerbach and Robert Mao and consisted of the following directors after July 9, 2004: Robert Mao, Scott Bonham and Alan Powrie. Each member of the Committee after July 9, 2004 is independent as defined under the applicable Nasdaq rules.

EXECUTIVE OFFICER COMPENSATION PHILOSOPHY

In June 2001, the company’s current management team conducted a management buy-in by purchasing a substantial equity interest in the company. As a result of the management buy-in, each executive officer individually holds a significant shareholding, and the executive officers and the Committee have determined that equity-based compensation is not necessary to retain or incentivize such officers. Accordingly, no stock options or other equity-based compensation has been provided to the company’s executive officers, and the Committee does not expect to have the need to offer such compensation, absent the replacement of any executive officers or some unforeseen event. As discussed below, equity-based compensation is available, however, to non-executive employees through a stock option plan under which most non-executive employees are granted stock options.

In addition, because of the nature of the management buy-in and after discussions with the company’s executive officers, the Committee believes it is appropriate for each of the executive officers to receive the same base salary and benefits, except that the company’s president and chief executive officer receives a higher allowance for housing than the other officers receive. The Committee may in the future also grant the executive officers performance-based bonuses, but has not done so to date.

The Committee anticipates that if any of the company’s executive officers are replaced for whatever reason or new officers are added to the company’s management team, such new executive officers’ compensation will likely be comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term equity-based incentive awards which strengthen the mutuality of interests between the executive officers and the company’s shareholders.

ANNUAL BASE SALARY

The annual base salary for the executive officers is established in line with external market practices. When reviewing base salaries, the Committee considers the following factors: competitive pay practices, the overall performance of the executive officers as a whole and the executive officers’ prior experience. The objective in setting base salary is generally to pay salaries at a level roughly comparable to the median for similar sized companies in this industry. For the year 2004, the base salary, including housing allowance, to the company’s officers was as follows:

Name	Title	Salary
Qindai Wang	President and Chief Executive Officer	$150,000
Jesse Liu	Senior Vice President and Chief Financial Officer	$120,000
Ping Ji	Senior Vice President, Software Products	$120,000
Fan Yang	Senior Vice President, Content Products	$120,000
Jieqiang Li	Senior Vice President, Content Sales and Operations	$120,000
Haoyu Yang	Senior Vice President, Research and Development	$120,000

LONG-TERM EQUITY COMPENSATION

The company grants stock options to non-executive employees throughout the organization to provide long-term incentives and align employee and shareholder interests. Individual grants are based on various factors, including performance and contribution, value of current unexercisable options, estimated value of proposed option grant and market practices. Stock options are granted at an option price based on the fair market value of the Company’s ordinary shares on the date of the grant and generally vest over a period of four years from the date of grant. The option vesting period is designed to encourage employees to work with a long-term view of the company’s welfare and to establish their long-term affiliation with the company. It is also designed to reduce employee turnover and to retain the knowledge and skills of valued staff.

The Compensation Committee

Robert Mao
Scott Bonham
Alan Powrie

AUDIT COMMITTEE REPORT

Since July 9, 2004, the Audit Committee has consisted of the following directors: Robert Mao, Scott Bonham and Alan Powrie. Prior to that date, the Audit Committee consisted of the following directors: Jesse Liu, Benson Tam and Tina Ju. All current members of the Committee are independent as defined under the applicable Nasdaq rules. The Committee operates under a written charter that has been adopted by the Board of Directors and is reviewed by the Committee on an annual basis. The Committee’s current charter, as adopted by the Board of Directors on April 29, 2004 and amended by the Board of Directors on December 27, 2004, is attached to this Proxy Statement as Appendix A.

The responsibilities of the Audit Committee are to assist the Board of Directors in fulfilling its oversight responsibilities as they relate to the Company’s accounting policies, internal controls, financial reporting practices and legal and regulatory compliance. The Committee fulfills its responsibilities through periodic meetings with the Company’s independent auditors, internal auditors and management. During fiscal 2004, the current Committee and the previous committee members each met once. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee obtained a report, of the nature described in Statement on Auditing Standards (SAS) No. 71, from the independent auditors containing the results of their review of the interim financial statements.

Throughout the year the Audit Committee monitors matters related to the independence of Deloitte Touche Tohmatsu CPA Ltd., the Company’s independent auditors. As part of its monitoring activities, the Committee obtained a letter from Deloitte Touche Tohmatsu CPA Ltd., containing a description of all relationships between the auditors and the Company. After reviewing the letter and discussing it with management, the Committee discussed with the auditors its overall relationship with the Company and any of those relationships described in the letter that could impact Deloitte Touche Tohmatsu CPA Ltd.’s objectivity and independence. Based on its continued monitoring activities and year-end review, the Committee satisfied itself as to the auditors’ independence. Deloitte Touche Tohmatsu CPA Ltd. also has confirmed in its letter that, in its professional judgment, it is independent of the Company within the meaning of the Federal securities laws and within the requirements of Independence Standard Board (ISB) Standard No. 1, Independence Discussion with Audit Committees.

The Committee also discussed with management and the independent auditors the quality and adequacy of the Company’s internal controls. The Committee reviewed with the independent auditors their audit plans, audit scope, and identification of audit risks.

The Committee discussed and reviewed with the independent auditors all matters required by auditing standards generally accepted in the United States of America, including those described in SAS 61, “Communication with Audit Committees”. With and without management present, the Committee discussed and reviewed the results of the independent auditors’ examination of the financial statements.

The Committee reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2004 with management and the independent auditors. Management has the responsibility for the preparation and integrity of the Company’s financial statements and the independent auditors have the responsibility for the examination of those statements. Based on the above-mentioned review and discussions with management and the independent auditors, the Committee recommended to the Board that the Company’s audited financial statements be included in its glossy annual report for the fiscal year ended December 31, 2004, for distribution to the Company’s shareholders. The Committee also approved the reappointment of the independent auditors and the Board confirmed such appointment.

As specified in the Audit Committee Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and in accordance with accounting principles generally accepted in the United States of America. That is the responsibility of management and the Company’s independent auditors. In giving its recommendation to the Board of Directors, the Committee has relied on (i) management’s representation that such financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America, and (ii) the report of the Company’s independent auditors with respect to such financial statements.

The Audit Committee

Robert Mao
Scott Bonham
Alan Powrie

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by Deloitte Touche Tohmatsu CPA Ltd. before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to our company by the independent accountants must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

DISCLOSURE OF FEES CHARGED BY INDEPENDENT ACCOUNTANTS

Audit and Audit Related Fees. Fees for our calendar year audit and reviews of financial statements for the year ended December 31, 2004 and fees for audit and reviews conducted in connection with the company’s initial public offering in February 2005 totaled approximately US$879,015.

Tax Fees. None.

Fees for Financial Information Systems Design and Implementation. None.

All Other Fees. Fees for accounting due diligence in connection with our acquisition of Beijing Enterprise in April 2004 totaled approximately US$10,500.

SHAREHOLDER COMMUNICATIONS WITH

THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Hurray! Holding Co., Ltd., Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Beijing, 100005, the People’s Republic of China, Attention: Chief Financial Officer.

2)	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Chief Financial Officer will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Qindai Wang
Member of the Board of Directors, President and Chief Executive Officer

Dated: August 24, 2005

Appendix A

HURRAY! HOLDING CO., LTD.

CHARTER OF THE AUDIT COMMITTEE

AUTHORITY AND PURPOSE

The Audit Committee of Hurray! Holding Co., Ltd. (the “Company”) is appointed by the Company’s Board of Directors (the “Board”) to oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Audit Committee (the “Committee”) shall undertake those specific duties and responsibilities listed below and such other duties as the Board shall from time to time prescribe. All powers of the Committee are subject to the restrictions designated in the Company’s Memorandum and Articles of Association and applicable law.

STATEMENT OF POLICY

The Committee shall oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. In so doing, the Committee shall endeavor to maintain free and open means of communication between the directors, the independent auditors and the financial management of the Company. In addition, the Committee shall review the policies and procedures adopted by the Company to fulfill its responsibilities regarding the fair and accurate presentation of financial statements in accordance with generally accepted accounting principles and applicable rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers (the “NASD”) applicable to Nasdaq listed issuers.

COMMITTEE STRUCTURE AND MEMBERSHIP

The Committee shall be comprised of three or more directors, as determined by the Board. The Committee members shall be designated by the Board and shall serve at the discretion of the Board.

Each member of the Committee shall be an independent director. For purposes hereof, an “independent director” shall be one:

1.	who accepts no consulting, advisory or other compensatory fee from the Company other than in his or her capacity as a member of the Committee, the Board or any other committee of the Board or is not otherwise an affiliated person of the Company, and

2.	who is free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director.

If possible, at least one member of the Committee shall be an “audit committee financial expert,” as defined by Item 16A of Form 20-F, having (i) an understanding of generally accepted accounting principles and financial statements, (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (iii) experience preparing, auditing, analyzing or evaluating financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or experience actively supervising one or more persons engaged in such activities), (iv) an understanding on internal controls and procedures for financial reporting and (v) an understanding of audit committee functions.

Each member of the Committee shall be able to read and understand fundamental financial statements in accordance with the rules of the NASD applicable to Nasdaq listed issuers. At least one member shall have past employment experience in finance or accounting, a professional certification in accounting or other comparable experience or background that results in the individual’s possessing the requisite financial sophistication, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities.

POWERS

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to engage independent counsel and other advisers, as it determines necessary to carry out its duties. The Company will provide appropriate funding, as determined by the Committee, for compensation to the independent auditor, to any advisors that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Those tasks are the responsibility of management and the independent auditor. The Board and the Committee are in place to represent the Company’s shareholders.

RESPONSIBILITIES

The Committee’s policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the Board and the Company’s shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.

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In meeting its responsibilities, the Committee is expected to:

1.	Review and reassess the adequacy of this Charter at least annually and recommend to the Board any necessary amendments.

2.	With respect to the Company’s independent auditors:

a.	The Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors. The Committee shall preapprove all auditing services (including the provision of comfort letters) and non-audit services provided by the independent auditors to the Company, other than as may be allowed by applicable law. The Committee may delegate to one or more designated Committee members the authority to grant preapprovals required by the foregoing sentence. The decisions of any Committee member to whom authority is so delegated hereunder shall be presented to the Committee at each of its scheduled meetings. The independent auditor will report directly to the Committee and the Committee will oversee the resolution of disagreements between management and the independent auditor if they arise.

b.	Review the independence of the independent auditors, including a review of management consulting services, and related fees, provided by the independent auditors. The Committee shall require the independent auditors at least annually to provide a formal written statement delineating all relationships between the independent auditors and the Company consistent with the rules of the NASD applicable to Nasdaq listed issuers and request information from the independent auditors and management to determine the presence or absence of a conflict of interest. The Committee shall actively engage the auditors in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. The Committee shall take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors.

3.	Review and concur with management on the need for an internal audit department and on the appointment, replacement, reassignment or dismissal of an internal audit department manager or director. Review any internal reports to management (or summaries thereof) prepared by the internal audit department, as well as management’s response.

4.	Review and discuss with management and the independent auditor, before release, the audited financial statements and the Management’s Discussion and Analysis proposed to be included in the Company’s Annual Report in Form 20-F. Make a recommendation to the Board whether or not the audited financial statements should be included in the Company’s Annual Report on Form 20-F.

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5.	In consultation with the independent auditors, the internal audit department, if any, and management, consider and review at the completion of the annual examinations and such other times as the Committee may deem appropriate:

a.	The Company’s annual financial statements and related notes.

b.	The independent auditors’ audit of the financial statements and their report thereon.

c.	The independent auditors’ reports regarding critical accounting policies, alternative treatments of financial information and other material written communications between the independent auditors and management.

d.	Any deficiency in, or suggested improvement to, the procedures or practices employed by the Company as reported by the independent auditors in their annual management letter.

6.	If the Committee determines that it is appropriate, with such assistance from the independent auditors, internal audit department, if any, and/or management, as the Committee shall request, the Committee shall consider and review the following:

a.	Any significant changes required in the independent auditors’ audit plan.

b.	Any difficulties or disputes with management encountered during the course of the audit.

c.	The integrity of the Company’s financial reporting processes (both internal and external), and the internal control structure (including disclosure controls and procedures and internal control over financial reporting).

d.	The effect or potential effect of any regulatory regime, accounting initiatives or off-balance sheet structures on the Company’s financial statements.

e.	Any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company’s financial statements or accounting policies.

f.	Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

7.	Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as modified or supplemented.

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8.	Obtain from the independent auditor assurance that it has complied with Section 10A of the Securities Exchange Act of 1934, as amended.

9.	Receive and review any disclosure from the Company’s CEO or CFO made in connection with the certification of the Company’s quarterly (if applicable) and annual reports filed with the SEC of: a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial data; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

10.	Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters.

11.	Prepare a report in the Company’s proxy statement in accordance with any applicable SEC requirements.

12.	Review the rationale for employing audit firms other than the principal independent auditors; and, where an additional audit firm has been employed, review the coordination of audit efforts to assure completeness of coverage, reduction of redundant efforts and the effective use of audit resources.

13.	Review and discuss with management and the independent auditor, before release, the unaudited operating results in the Company’s quarterly earnings release and the contents of the quarterly earnings release. Review other relevant reports or financial information submitted by the Company to any governmental body or the public, including management certifications as required by the Sarbanes-Oxley Act of 2002 and relevant reports rendered by the independent auditor (or summaries thereof).

14.	Review and approve all related-party transactions, defined as those transactions required to be disclosed under Form 20-F.

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Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF HURRAY! HOLDING CO., LTD. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 12, 2005

The undersigned shareholder of HURRAY! HOLDING CO., LTD., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated August 24, 2005, and hereby appoints Qindai Wang and Jesse Liu, or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on October 12, 2005 at 9:00 a.m., Beijing time, at the Company’s principal executive offices at Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Beijing, 100005, the People’s Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1:	To designate the number of directors in three classes of directors, and re-elect eight directors to serve for the respective term of office of the class to which the nominee is elected and until their successors are elected and duly qualified:

Name	Class	New Term Of Office
Qindai Wang	Class I	1 Year
Jesse Liu	Class I	1 Year
Robert Mao	Class I	1 Year
Daniel Auerbach	Class II	2 Years
Scott Bonham	Class II	2 Years
Songzuo Xiang	Class II	2 Years
Shudan Zhang	Class III	3 Years
Alan Powrie	Class III	3 Years

☐ FOR ALL NOMINEES	☐ AGAINST ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).	☐ WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW)

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PROPOSAL NO. 2:	Ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for the fiscal year ending December 31, 2005.

☐ FOR ☐ AGAINST ☐ ABSTAIN

DATED: , 2005

SHAREHOLDER NAME:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible!

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Exhibit 99.3

Time Sensitive Materials

Depositary’s Notice of

Shareholders’ Meeting of

Hurray! Holding Co., Ltd.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	447773102.

ADS Record Date:	August 15, 2005.

Meeting Specifics:	Annual General Meeting of Shareholders - October 12, 2005 at 9:00 A.M. (Beijing time) at the principal executive offices, Room 305 - 306, China Resources Building, 8 Jian Guo Men Bei Street, Beijing, 100005, the People’s Republic of China.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on October 4, 2005.

Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of Hurray! Holding Co., Ltd., a company organized under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	100 ordinary shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADSs, evidenced by ADRs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on October 4, 2005.

Note that if you do not timely return the Voting Instructions to the

Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for the Meeting is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposit Agreement and the Deposited Securities, and the Amended and Restated Memorandum and Articles of Association of the Company to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Please further note that, if the Depositary timely receives voting instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*	As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of any applicable law and the Amended and Restated Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on October 4, 2005 for action to be taken.

2005 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

HURRAY! HOLDING CO., LTD. (the “Company”)

ADS CUSIP No.:	447773102.
ADS Record Date:	August 15, 2005.
Meeting Specifics:	Annual General Meeting of Shareholders – October 12, 2005 at 9:00 A.M. (Beijing time) at the principal executive offices, Room 305 - 306, China Resources Building, 8 Jian Guo Men Bei Street, Beijing, 100005, The People’s Republic of China.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005.
Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.
Custodian:	Citibank, N.A. – Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meetings and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meetings (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Please further note that, if the Depositary timely receives voting instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares where such transfer might result in ownership of shares exceeding limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to the removal or limitation of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

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Hurray! Holding Co., Ltd.

	ISSUES			FOR	AGAINST	ABSTAIN
1.	Approval of the number of directors as designated below for each class of director and re-elect each of the directors named below as a director to the class and for the term specified and until such director’s successor is elected and duly qualified, as set forth in the Company’s Notice of Meeting enclosed herewith:

	Name	Class	New Term of Office
	1. Qindai Wang	Class I	1 year	☐	☐	☐
	2. Jesse Liu	Class I	1 year	☐	☐	☐
	3. Robert Mao	Class I	1 year	☐	☐	☐
	4. Daniel Auerbach	Class II	2 years	☐	☐	☐
	5. Scott Bonham	Class II	2 years	☐	☐	☐
	6. Songzuo Xiang	Class II	2 years	☐	☐	☐
	7. Shudan Zhang	Class III	3 years	☐	☐	☐
	8. Alan Powrie	Class III	3 years	☐	☐	☐

2.	Approval to appoint Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of Hurray! Holding Co., Ltd. for the fiscal year ending December 31, 2005.			☐	☐	☐

If these Voting Instructions are signed and timely returned to the Depositary, but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please sign your name to the Voting Instructions exactly as printed below. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

Please Sign Here exactly as your name(s) appear(s) to the left.

Dated

When signing as attorney, executor, administrator, trustee, guardian or in another representative capacity, please give full title.

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